Heath D. Linsky
July 30, 2015	404-504-7691 hdl@mmmlaw.com www.mmmlaw.com

Coy Garrison, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT II, Inc.

Post-Effective Amendment No. 5 to Registration Statement on Form S-11

Filed July 17, 2015

File No. 333-191706

Dear Mr. Garrison:

On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff delivered orally by the Securities and Exchange Commission (the “Commission”) on July 24, 2015. The headings and numbered paragraphs below correspond to the comments provided. References to page numbers are to pages of the prospectus (the “Prospectus”) portion of Post-Effective Amendment No. 5 (the “Amendment”) filed on July 17, 2015, to the Company’s Registration Statement on Form S-11 (Registration No. 333-191706) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

1.	We refer to the table on page 7 of Supplement No. 5 contained within the Amendment that states that other organizational and offering expenses were $1,329,000 for the three months ended March 31, 2015. However, the second paragraph on page 8 of Supplement No. 5 states that “[o]ur advisor, or its affiliates, incurred other organization and offering expenses on our behalf of approximately $5,708,000 as of March 31, 2015.” Please reconcile or explain the apparent discrepancy.

Response: The Company advises the Staff that the $5,708,000 amount listed on page 8 of Supplement No. 5 contained within the Amendment refers to aggregate other organization and offering expenses incurred since inception. The Company hereby undertakes to revise its disclosure in future supplements and post-effective amendments to clearly differentiate between fees and expenses incurred during a specific quarter as opposed to fees and expenses incurred since inception.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta • Washington, DC • Raleigh-Durham • Savannah

International Marketing Office: Beijing

MORRIS, MANNING & MARTIN, LLP

2.	Consider adding a “total” line to the tables on pages 7-8 of Supplement No. 5 contained within the Amendment under the heading “Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates.”

Response: The Company hereby undertakes to include a “total” line in the tables located on pages 7-8 of Supplement No. 5 contained within the Amendment under the heading “Compensation, Fees and Reimbursements Incurred to our Advisor and its Affiliates” in future supplements and post-effective amendments to the Registration Statement.

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If you have any questions on the foregoing, please contact the undersigned at 404-504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky
Heath D. Linsky

cc:	John E. Carter
Lisa Drummond